PRINCETON BANCORP, INC.

183 Bayard Lane

Princeton, NJ 08540

June 13, 2024

VIA EDGAR

United States Securities and Exchange Commission

Attn: Jee Yeon Ahn and Michael Henderson

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Princeton Bancorp, Inc.

Form 10-K for Fiscal Year Ended December 31, 2023

Form 8-K filed on April 25, 2024

File No. 001-41589

Ladies and Gentlemen:

We are responding to your letter, dated June 7, 2024, relating to the filings referenced above of Princeton Bancorp, Inc. (the “Company”). Each of your comments is set forth below, together with the Company’s related response. For convenience of reference, we have repeated each of your questions or comments, in bold, immediately prior to our related response.

Form 10-K for the Fiscal Year Ended December 31, 2023

Item 1. Business

Lending Activities, page 6

1. We note your disclosure on page 6 that commercial real estate and multifamily loans comprise 73.8% of your total loan portfolio as of December 31, 2023. Given the significance of these loans in your total loan portfolio, please revise your disclosure, in future filings, to further disaggregate the composition of these loans into owner occupied and non-owner occupied, borrower type (e.g., small office buildings, strip shopping centers, multi-family, etc.), geographic concentrations, and other characteristics (e.g., current weighted average and/or range of loan-to-value ratios, occupancy rates, etc.) material to an investor’s understanding of these loans. In addition, in future filings describe the specific details of any risk management policies, procedures, or underwriting considerations undertaken by management to minimize risks related to your commercial loans, including any taken in response to the current environment.

The Company will revise future filings to further disaggregate the composition of its commercial real estate and multifamily loans loans into owner occupied and non-owner occupied, borrower type (e.g., small office buildings, strip shopping centers, multi-family, etc.), geographic concentrations, and other characteristics (e.g., current weighted average and/or range of loan-to-value ratios, occupancy rates, etc.) material to an investor’s understanding of these loans. In addition, the Company will describe in future filings the specific details of any risk management policies, procedures, or underwriting considerations undertaken by management to minimize risks related to the Company’s commercial loans, including any taken in response to the current environment.

Form 8-K filed on April 25, 2024

Exhibit 99.1, page 11

2. We note that you present several non-GAAP measures in your filing, including a non-GAAP efficiency ratio, return on average tangible equity, tangible book value per common share, and tangible equity to tangible assets. In future filings, please include a reconciliation to the most directly comparable GAAP measure for all non-GAAP measures provided. In addition, please disclose the reasons why management believes these non-GAAP measures provide useful information to investors and other disclosures required by Item 10(e) of Regulation S-K.

The Company will include a reconciliation to the most directly comparable GAAP measure for all non-GAAP measures provided in future filings. In addition, the Company will disclose in such filings the reasons why management believes these non-GAAP measures provide useful information to investors and the other disclosures required by Item 10(e) of Regulation S-K.

In connection with responding to your comments, the Company acknowledges that the Company and its management are responsible for the adequacy and accuracy of the disclosures in its filings, notwithstanding any review, comments, action or absence of action by the staff of the SEC.

If you have any questions or further comments with respect to these matters, please contact the undersigned at (609) 454-0718.

Very truly yours,

PRINCETON BANCORP, INC.

/s/ George S. Rapp
George S. Rapp
Chief Financial Officer